SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended June 12, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240 and 33-27506).

élan ·::Corporate Bulletin::·

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)	**Investors: (Europe)**	**Media:**
Jack Howarth	Emer Reynolds	Max Gershenoff
Ph: 212-407-5740	Ph: 353-1-709-4000	Ph: 212-704-8173
800-252-3526	00800 28352600	

ELAN ANNOUNCES NEW MANAGEMENT STRUCTURE

Company to eliminate divisional structure

DUBLIN, IRELAND, June 12, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced the new management structure to implement its previously announced action plan and the elimination of the previous divisional structure.

"In order to streamline our business, we need to fundamentally change and reshape our organisation to meet the challenges that we face to become a fully integrated biopharmaceutical company" said Mr. Donal Geaney, Elan's chairman and chief executive officer.

ORGANISATIONAL CHANGES

The company is pleased to announce the following organisational changes, effective immediately. All the positions outlined below report directly to the chairman and chief executive officer.

Timothy R. Wright, who has led Elan's sales and marketing efforts internationally, will take the additional responsibility for sales and marketing in the U.S., the company's most important market.

Lars Ekman will assume full responsibility for all research and development activities within Elan other than research and development at the King of Prussia site. As previously announced Elan is repositioning its contract drug delivery service business to be a stand alone discrete business within Elan operating from the King of Prussia site that will focus primarily on the provision of NanoCrystal and complementary drug delivery technologies to its client base.

Shane Cooke, in addition to his role as chief financial officer, will directly manage all operational finance activities through a single, consolidated finance function. As previously announced, Seamus Mulligan will be responsible for Elan Enterprises. Seamus in addition will have responsibility for global business development and planning for Elan.

The recovery of shareholder value is Elan's key objective. The resolution of the SEC inquiry and related shareholder litigation is a key part of that process. Tom Lynch, executive vice chairman, will take responsibility for these matters and aim to resolve them as expeditiously as possible. In order to devote the required time and energy to these matters, Tom will relinquish his current responsibilities to focus on this task.

As a result of the reorganisation and the elimination of the divisional structures, Dan Welch has elected to leave Elan and pursue other interests. "I wish to thank Dan for his contributions and accomplishments while he was with Elan and wish him success in the future. I am confident that the structure of the new Elan and Elan Enterprises will enable us to implement our action plan and focus on core areas that will drive the future growth of the company" said Mr. Geaney.

About Elan

Elan is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal facilities located in Ireland and the U.S. Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases and the development and commercialisation of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document and the attachments contain forward-looking statements about Elan's financial results and estimates, business prospects and products under development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially from those described herein are the following: the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trends towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property both domestically and internationally; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; the outcome of the ongoing SEC investigation and shareholder litigation, and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F/A1 for the fiscal year ended December 31, 2000, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________________

William F. Daniel
Company Secretary

Date: June 14, 2002